Keysight Technologies, Inc.

1400 Fountaingrove Parkway

Santa Rosa, CA 95403

October 3, 2014

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Keysight Technologies, Inc.
Registration Statement on Form 10
File No.  001-36334

Dear Mr. Mancuso:

Reference is made to the Registration Statement on Form 10 (File No. 001-36334) (as amended to date, the “Registration Statement”), filed by Keysight Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Board of Directors of Agilent Technologies, Inc. (“Agilent”) has taken several actions in connection with the spin-off of the Company from Agilent, including setting October 22, 2014 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of November 1, 2014 and establishing a distribution ratio for the spin-off.  Agilent and the Company would like to commence as soon as possible the process of printing and mailing the Information Statement, which is filed as an exhibit to the Registration Statement.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on October 6, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•                                          should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Russell Mancuso

U.S. Securities and Exchange Commission

October 3, 2014

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Raaj Narayan of Wachtell, Lipton, Rosen & Katz at (212) 403-1349.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Narayan and that such effectiveness also be confirmed in writing.

Very truly yours,

KEYSIGHT TECHNOLOGIES, INC.

By:	/s/ Stephen Williams
Name: Stephen Williams
Title: General Counsel and Secretary